Storm Cat Energy Corporation

1125 Seventeenth Street, Suite 2310

Denver, CO 80202

January 3, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Storm Cat Energy Corporation
Pre-Effective Amendment No. 1
to the Registration Statement on Form S-1
File No. 333-147023

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Storm Cat Energy Corporation (the “Company”) hereby requests that the first Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-147023; Accession No. 0001178818-07-000035 ), filed on December 14, 2007 (the “Form S-3/A”), be withdrawn, with such withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company requests withdrawal of the Form S-3/A because it was inadvertently filed under the incorrect Securities Act EDGAR submission type identifying the filing as a “S-3/A”. The Registration Statement was filed on Form S-1 and the Pre-Effective Amendment No. 1 should have been filed under the Securities Act submission type identifying the filing as a “S-1/A”.  The Company filed a second Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-147023; Accession No. 0001178818-07-000037 ) with the correct EDGAR submission type on December 14, 2007 when it realized its first filing was incorrectly identified. No securities were sold under the Form S-3/A.

If you have any questions or require further information, please contact the undersigned at (303) 991-5070 or Richard Mattera of Hogan & Hartson LLP, the Company’s outside counsel, at (303) 454-2471.

Very truly yours,

Storm Cat Energy Corporation

By:	/s/ Paul Wiesner
Name: Paul Wiesner
Title: Chief Financial Officer

cc: Richard Mattera, Esq. (Hogan & Hartson LLP)